Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main Fax	+852-3923-1111 +852-3923-1100

December 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Nasreen Mohammed and Mr. Doug Jones

Re:	Thoughtful Media Group Inc. Draft Registration Statement on Form S-1 Submitted October 17, 2023 CIK No. 0001991879

Dear Ms. Mohammed and Mr. Jones:

On behalf of our client, Thoughtful Media Group Inc., a Nevada corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on October 17, 2023 (the “Registration Statement”) contained in the Staff’s letter dated November 13, 2023 (the “Comment Letter”).

The Company has submitted an amendment Number 1 to the draft registration statement on Form S-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Draft Registration Statement on Form S-1 submitted October 17, 2023

Cover page

1.	Please revise your disclosure about being a “controlled company,” to discuss Raynauld Liang and Maroon Capital Limited’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Disclose the percentage of voting power held by such individuals, as opposed to saying that they will have a majority of voting power. Clarify whether the voting power held by Liang and Maroon Capital is separate from the voting power held by Society Pass, and indicate if the shareholders may act in concert to control matters of the company. Make conforming changes throughout the document, as needed.

Response: The “controlled company,” disclosure in the Amendment has been revised to discuss Raynauld Liang’s and Maroon Capital Limited’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. The percentage of voting power held by such individuals will vary depending on the size of the proposed offering. Mr. Liang and Maroon Capital’s voting rights are separate from the voting power held by Society Pass; and Mr. Liang and Maroon Capital may act in concert to control matters of the company.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

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We have revised the prospectus cover page, and pages 9 and 23 of the Amendment in response to the Staff’s comments.

Prospectus Summary and Business, page 1

2.	It appears that you have included a significant portion of disclosure relating to your business and industry in this section as opposed to in separately captioned sections. The prospectus summary should be a brief overview of the key aspects of your offering and should not contain all of the detailed information in the prospectus. Please revise to include only the most significant aspects of the offering. Refer to Item 503 of Regulation S-K. Please include separate sections with the more detailed discussion of your business and industry, including the information required by Item 101, 102 and 103 of Regulation S-K. Refer to Item 11 of Form S-1.

Response: The Prospectus Summary and Business Sections of the Amendment have been revised so that only the most significant aspects have been included. A more detailed discussion of our business and industry is included in a separate section of the Form S-1.

3.	Please revise to prominently disclose your limited operating history and the auditor’s explanatory paragraph regarding your ability to continue as a going concern. Please also include such disclosure in your Management’s Discussion and Analysis section.

Response: Pages 3 and 35 of the Amendment have been revised to prominently disclose the Company’s limited operating history and the auditor’s explanatory paragraph regarding our ability to continue as a going concern.

4.	Please revise here to discuss the nature of the disparate voting rights, including the voting and other rights of your Super Voting Preferred Stock.

Response: Pages 3 and 23 of the Amendment have been revised to discuss the nature of the disparate voting rights, including the voting and other rights of the Super Voting Preferred Stock.

5.	Please revise throughout to clearly state which parts of your business are operational versus those that are in development or are aspirational. For example, we note various statements stating that certain initiatives “will be offered” at a particular rate, or that there “will be” three tiers of representation. Investors should have a clear understanding of current operations versus planned operations.

Response: We have revised pages 2 and 53 of the Amendment to clarify the Company’s verticals in response to the Staff’s comment.

Industry Recognition, page 2

6.	In an appropriate place in your prospectus, please revise to expand your discussion about the third-party advertising and marketing industry organizations over the years that have recognized TMG’s commitment to excellence. In this regard, we note that you indicate but do not name the prestigious industry awards and accolades that you state you were awarded and that “serve as a testament to [y]our dedication to fostering creativity and supporting [y]our creators.”

Response: The Company has earned recognition from key third-party advertising and marketing industry organizations. We have revised page 43 of the Amendment in response to the Staff’s comment.

Overview, page 2

7.	Please revise to clearly state that you did not begin operations in Indonesia until the first quarter of 2023, and in the Philippines until the third quarter of 2023. Please also remove the statement that you have a longstanding presence in Indonesia and the Philippines, or tell us why you believe this statement is appropriate.

Response: While the Company was active in offering its services to Indonesia and Philippines from its Thailand offices before 2023, its local operations in Indonesia commenced in the first quarter of 2023 and in the Philippines in the third quarter of 2023. We have revised pages 19, 31 and 43 of the Amendment in response to the Staff’s comment.

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8.	Please revise in an appropriate place in your prospectus to explain how you define and measure the figures noted here, such as “fans,” “monthly views,” “premium business,” and “channel partners.” Please also explain how these measurements are useful to investors and how they impact your revenue and results of operations.

Response: In order to provide transparency and clarity regarding the key performance indicators noted in the Registration Statement, the Company has defined its measurement metrics. The terms mentioned, including ‘fans,’ ‘monthly views,’ ‘premium business,’ and ‘channel partners,’ are pivotal to revenues for our YouTube Multi-Channel Network (MCN) business model as a higher number of fans, monthly views, and premium business collaborations directly influence our revenue streams. We have revised page 42 of the Amendment in response to the Staff’s comment.

Premium Digital Advertising, page 6

9.	Please tell us how you selected the clients listed on pages 7 and 8. For example, please indicate whether such clients were the largest contributors to overall revenue, have the longest relationship with the company, etc.

Response: We have revised page 49 of the Amendment in response to the Staff’s comment.

Our Competitive Strengths, page 15

10.	In an appropriate place in your prospectus, revise to provide the basis for your disclosure that you are “...a leading digital advertising company...,” and that you have “held a prominent position as one of the top leaders in multi-channel network and creator management in SEA since 2010.”

Response: We have revised page 56 of the Amendment in response to the Staff’s comment.

Our Growth Strategies, page 17

11.	You disclose that you are an “acquisition focused digital advertising group,” and that “M&A sits at the core of [y]our growth strategy.” Please indicate whether you have any currently contemplated or pending mergers or acquisitions. Please also explain what you mean when you say that you are “initially acquiring the core company in each of [y]our targeted verticals.”

Response: After the initial acquisition of AdActive Media CA Inc. and Thoughtful (Thailand) Co. Ltd., the Company started acquiring, and actively searched for, businesses in Southeast Asia. In January 2023, More Media Company, a leading Indonesia-based creative design and branding agency, was the first acquisition. Later in June 2023, the Company acquired NeWave, an Indonesia-based Key Opinion Leader Management agency. While the Company is seeking acquisitions, there are currently no contemplated or pending mergers or acquisitions. We have revised page 59 of the Amendment in response to the Staff’s comment.

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Data Protection and Privacy, page 18

12.	Please revise to provide clear disclosure pursuant to Item 101(h)(4) of Regulation S-K, regarding the “various laws and regulations covering the privacy and protection of users’ data” that you state that you are subject to.

Response: We have revised page 60 of the Amendment in response to the Staff’s comment.

Intellectual Property Portfolio, page 18

13.	We note your reference to proprietary technology and inventions that are commercially important to your business, including patent rights. Please disclose any patents that are material to your business, including the specific technology or section of your business to which it relates. For such patents, please clearly describe the type of patent protection granted for each product or technology (e.g., composition of matter, use or process) and the expiration dates; and whether such patent is owned or licensed and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent.

Response: The Company does not own any patents. We have revised page 60 of the Amendment in response to the Staff’s comment.

Impact of the COVID-19 Pandemic and other Global Events, page 20

14.	We note your disclosure about the unpredictable nature of the COVID-19 pandemic and that “[t]he spread of COVID-19 has caused [you] to modify [y]our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as [you] determine are in the best interests of [y]our employees, customers, and other business partners.” To the extent material, please revise to address and quantify how these modifications have impacted your results of operations and your financial condition. Make conforming changes throughout the document.

Response: COVID-19 has not had any impact on the Company’s results of operations or our financial condition. We have revised page 4 of the Amendment in response to the Staff’s comment.

Risks Related to Our Business

We depend upon third-party providers for substantially all of the content we stream and loss of these providers..., page 31

15.	Please revise to disclose the scope and terms of any material agreements with third-parties and file such agreements as exhibits to your registration statement. In this regard, we note your disclosure here that you “depend upon third-party providers for substantially all of the content [you] stream,” and on page 39 that “[y][o]ur ability to provide [y]our services is dependent upon [y]our ability to license intellectual property rights to audio content, including video music recordings, any musical compositions embodied therein, as well as other visual content and any other media assets that content providers, artists, and/or labels can add or provide.”

Response: The Company has entered into many agreements in the ordinary course of business with providers, none of which are material to its business.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties..., page 33

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16.	We note your disclosure that you are subject to “...cyber security measures... and other unanticipated problems or events.” To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management and the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Response: We have revised page 17 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 48

17.	Your revenues analysis states in narrative text form the dollar and percentage changes in accounts, most of which is already included in tables. Please provide a robust analysis of the significant drivers behind material changes in revenues. For example, we note campaign-based marketing revenues increased 298% while platform-based revenues decreased 29% during the six months ended June 30, 2023 when compared to June 30, 2022. Please discuss the reasons for the changes and quantify the effects of changes in both price and volume, where appropriate. Please discuss material future trends in revenues that would be relevant to an investor. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K.

Response: We have revised page 33 of the Amendment in response to the Staff’s comment.

18.	You state the decrease in cost was consistent with a decrease in revenue. However we note your revenues declined 8% while your cost of revenues declined 12% during the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. Please discuss the main drivers for the reduction in your cost of revenues. Please discuss material future trends in cost of revenue that would be relevant to an investor. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K.

Response: We have revised page 34 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations

Revenue, page 49

19.	We note your disclosure that your “revenues were mainly generated by the digital marketing services which can be broadly classified into two major services: (i) campaign-based marketing services and (ii) marketing services from social media platforms.” Please revise to describe how you define campaign-based marketing services as compared to marketing services from social media platforms and how each of your business model verticals described under you Prospectus Summary and Business - Overview fits within the two services. We also note that the revenue model disclosed for each vertical includes a variety of revenue streams. To the extent these categories are different from the campaign-based marketing services and marketing services from social media platforms, please include a breakdown of these revenue streams as well. Please also indicate how each vertical and revenue stream relates to the generation of advertising revenue, as we note your disclosure on page 35 states that you derive a significant portion of your revenues from advertisements.

Response: We have revised page 33 of the Amendment in response to the Staff’s comment.

Cash Flows, page 50

20.	Your disclosures are merely reciting changes evident from the statement of cash flows. Please provide a more informative discussion and analysis of cash used in operating activities. Explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Discuss the operational reasons for the negative operating cash flows and whether this is a known trend. Refer to Item 303 of Regulation S-K and the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance.

Response: We have revised pages 35 and 36 of the Amendment in response to the Staff’s comment.

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Critical Accounting Policies, page 54

21.	Your revenue policy states customers can leverage the Company’s experience in building content and fanbases with creators. Throughout the filing you refer to fans and fanbases and disclose 240 million fans on page 3. Please provide a definition of a fan and describe how fanbase is computed. Add information to provide adequate context for an investor to understand how fans/fanbase contribute to your revenue. Refer to SEC Release No. 33-10751 for guidance on disclosures to provide for this apparent metric.

Response: We have removed references to “fanbase” and replaced them with “fans” on pages 39 and F-11 of the Amendment in response to the Staff’s comment and provided the requested definitions.

Certain Relationships and Related-Party Transactions, page 64

22.	Please revise or clarify whether your disclosure of related party transactions provides all information required by Item 404 of Regulation S-K.

Response: We have revised page 69 of the Amendment in response to the Staff’s comment.

Financial Statements, page F-3

23.	You disclose in the filing that Super Voting Preferred Stock was issued on January 2, 2023 but it does not appear to be reported in the financial statements as of and for the period ended June 30, 2023. Please disclose the impact of this stock on your financial position and earnings per share. Disclose in the notes to the financial statements the material terms and conditions of this stock.

Response: We have revised page F-3 of the Amendment in response to the Staff’s comment.

Notes to Carve-Out Combined and Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-10

24.	You describe digital marketing solution to include six separate services. Please clearly explain how you evaluated each of these services to determine whether you have single or multiple performance obligations. Refer to ASC 606-10-25-14 and 19.

Response: We have revised pages F-10 and F-11 of the Amendment in response to the Staff’s comment.

25.	You state revenue for marketing services is recognized at a point in time that the related performance obligation is satisfied. Please disclose the significant judgments made in evaluating when a customer obtains control of the promised services. Refer to ASC 606-10-50-19.

Response: We have revised page F-11 of the Amendment in response to the Staff’s comment.

26.	You disclose in the filing you have a creator revenue sharing model. Please disclose how you account for all aspects of this model.

Response: We have revised page F-12 of the Amendment in response to the Staff’s comment.

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Note 5 - Leases, page F-16

27.	Please disclose the amount of cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1.

Response: We have revised page F-17 of the Amendment in response to the Staff’s comment.

General

28.	Your prospectus as currently drafted does not indicate how you plan to complete the separation of Thoughtful Media Group Inc. from Society Pass Inc. According to a press release issued by Society Pass on October 10, 2023, Society Pass will pursue a “spinout and initial public offering” for Thoughtful Media Group. Please revise throughout to explain how the spinout will be conducted, including how and when shares will be transferred and any transactions or agreements you will enter into with Society Pass relating to the transfer of assets and liabilities to you. Indicate whether you will pay any consideration to Society Pass for the transfer of such assets. Please also discuss any ongoing relationships or agreements between you and Society Pass, including agreements relating to tax matters, employee matters or transition services. Explain whether the reorganization which is referenced throughout the prospectus relates to the planned spinout. Further, we note that some sections of the prospectus suggest that you will continue to be part of Society Pass, such as on page 16 where you note that you are “part of the Society Pass fintech and e-commerce ecosystem.” Please ensure that your disclosure presents your business as it will exist following the spinout from Society Pass.

Response: We respectfully inform the Staff that the terms governing the spin-off of the Company from Society Pass Inc. (“SP”) are still being negotiated by the Company and SP. The Company will include all the relevant details relating to the spin-off, including those referenced in the Staff’s comment, in a future filing.

We also have revised pages 3, 31 and 69 of the Amendment in response to the Staff’s comment.

29.	We note that you are registering the resale of shares of common stock held by selling stockholders or that are issuable to selling stockholders. Given that the separation of Thoughtful Media Group from Society Pass has not occurred, and that Thoughtful Media Group’s common stock is currently 100% owned by Society Pass, it does not appear that you have issued such shares. Further, it does not appear that you have issued the convertible promissory notes overlying certain of the shares of common stock that are being registered for resale. Please explain why you believe you are eligible to register the resale of these shares of common stock at this time.

Response: The Company plans to consummate the issuance of its convertible notes, as well as the issuance of its shares, to the selling stockholders after the consummation of the spin-off from SP, and prior to the effectiveness of this offering, Therefore, the Company will include all the relevant details relating to the issuance of its convertible notes and shares to the selling stockholders, including those referenced in the Staff’s comment, in a future filing.

We also have revised pages 3 and 31 of the Amendment in response to the Staff’s comment.

30.	Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response: We have revised the cover page of the offering prospectus and of the resale prospectus in response to the Staff’s comment.

31.	Please revise to clarify and provide appropriate disclosure regarding your “emerging growth company” status. In this regard, we note that you checked the box on the front cover indicating you are an emerging growth company, that “…has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act,” yet you also disclose on page F-8 that you have “..elected not to opt out of such extended transition period...” Additionally, on the alternate cover page, you state your “emerging growth company” status and reference the Prospectus Summary – Implications of Being an Emerging Growth Company for more information, however, no such section is provided.

Response: We have revised the front cover and page 25 of the Amendment in response to the Staff’s comment.

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32.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response: We respectfully inform the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, has presented or expect to present to potential investors.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Kriangkrai Chaimongkol